SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Epizyme, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29428V 104

(CUSIP Number)

Christian Hogg

c/o Hutchison China MediTech Investment Limited

Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110

British Virgin Islands

c/o HUTCHMED (China) Limited

Level 18, The Metropolis Tower

10 Metropolis Drive

Hunghom, Kowloon

Hong Kong

Telephone: +852 2121 8200

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2021

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44842L103	Schedule 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Hutchison China MediTech Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	5,653,000(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	5,653,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,653,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Represents the 5,653,000 shares issuable upon exercise of the Warrant to purchase Common Stock.

(2) Calculated based upon an aggregate of 102,249,517 shares of Common Stock reported to be outstanding as of August 4, 2021 in Form 10-Q of the Issuer submitted to the Securities and Exchange Commission on August 9, 2021, and giving effect to the exercise in full of the Warrant.

CUSIP No. 44842L103	Schedule 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
HUTCHMED (China) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	5,653,000(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	5,653,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,653,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Represents the 5,653,000 shares issuable to Hutchison China MediTech Investment Limited upon exercise of the Warrant to purchase Common Stock.

(2) Calculated based upon an aggregate of 102,249,517 shares of Common Stock reported to be outstanding as of August 4, 2021 in Form 10-Q of the Issuer submitted to the Securities and Exchange Commission on August 9, 2021, and giving effect to the exercise in full of the Warrant.

CUSIP No. 44842L103	Schedule 13D	Page 4 of 9 Pages

Item 1	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Epizyme, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 Technology Square, 4th Floor, Cambridge, Massachusetts 02139.

Item 2	Identity and Background

(a) This Schedule 13D is being filed on behalf of Hutchison China MediTech Investment Limited, a company incorporated in the British Virgin Islands, and HUTCHMED (China) Limited, a company incorporated in the Cayman Islands with limited liability (each a “Reporting Person” and collectively, the “Reporting Persons”). Hutchison China MediTech Investment Limited is a direct wholly-owned subsidiary of HUTCHMED (China) Limited.

(b) The principal address of Hutchison China MediTech Investment Limited and HUTCHMED (China) Limited is Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong.

(c) The Reporting Persons’ principal business is the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of patients with cancer and immunological diseases. The name and principal occupation of each director and executive officer of the Reporting Persons is set forth in Schedule A hereto.

(d)-(e) During the last five years, none of the Reporting Persons or any of the individuals named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hutchison China MediTech Investment Limited and HUTCHMED (China) Limited are organized under the laws of the British Virgin Islands and Cayman Islands, respectively. The citizenship of each director and executive officer of the Reporting Persons is set forth in Schedule A hereto.

Item 3	Source and Amount of Funds or Other Consideration

On August 7, 2021, in connection with a license agreement (the “License Agreement”) entered into by the Issuer and Hutchison China MediTech Investment Limited to develop, manufacture and commercialize the Issuer’s drug tazemetostat in China, the Issuer issued to Hutchison China MediTech Investment Limited a warrant to purchase up to 5,653,000 shares of Common Stock at an exercise price of $11.50 per share (the “Warrant”). The Warrant became exercisable on August 7, 2021 and expires on August 7, 2025, subject to its earlier termination in accordance with the License Agreement. The Issuer has agreed to file a registration statement registering for resale the shares of the Common Stock issuable upon exercise of the Warrant. The Warrant is attached as Exhibit 99.1 to this Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 44842L103	Schedule 13D	Page 5 of 9 Pages

Item 4	Purpose of Transaction

Hutchison China MediTech Investment Limited or its affiliate will make an upfront payment of $25.0 million to the Issuer in consideration of the rights granted pursuant to the License Agreement. The Warrant is being held for general investment purposes.

The Reporting Persons do not presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

Item 5	Interest in Securities of the Issuer

(a)-(b) The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. As a result of its ownership of Hutchison China MediTech Investment Limited, HUTCHMED (China) Limited may be deemed to control Hutchison China MediTech Investment Limited and may be deemed to share beneficial ownership and voting and dispositive power over the 5,653,000 shares of Common Stock issuable to Hutchison China MediTech Investment Limited upon the full exercise of the Warrant.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by this reference.

CUSIP No. 44842L103	Schedule 13D	Page 6 of 9 Pages

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2.

Other than as described in this Schedule 13D, to the best of each of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Warrant
99.2	Joint Filing Agreement

CUSIP No. 44842L103	Schedule 13D	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2021

HUTCHISON CHINA MEDITECH INVESTMENT LIMITED

By:	/s/ Christian Hogg
Name:	Christian Hogg
Title:	Authorized Signatory

HUTCHMED (CHINA) LIMITED

By:	/s/ Christian Hogg
Name:	Christian Hogg
Title:	Authorized Signatory

CUSIP No. 44842L103	Schedule 13D	Page 8 of 9 Pages

Schedule A

Set forth below are the name, current principal occupation, citizenship and business address of each member of management of HUTCHMED (China) Limited and Hutchison China MediTech Investment Limited.

HUTCHMED (China) Limited

Name	Principal Occupation	Citizenship	Business Address
TO Chi Keung, Simon	Executive Director and Chairman	British	Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong
Christian Lawrence HOGG	Executive Director and Chief Executive Officer	British
CHENG Chig Fung, Johnny	Executive Director and Chief Financial Officer	Australian
Weiguo SU	Executive Director and Chief Scientific Officer	American
Dan ELDAR	Non-executive Director	Israeli
Edith SHIH	Non-executive Director and Company Secretary	British	48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong
Paul Rutherford CARTER	Independent Non-executive Director	British	Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong
Karen Jean FERRANTE	Independent Non-executive Director	American
Graeme Allan JACK	Independent Non-executive Director	Australian
MOK Shu Kam, Tony	Independent Non-executive Director	Canadian
Qingmei May WANG	Senior Vice President of Business Development & Strategic Alliances	American	Building 4, 917 Halei Rd, Zhangjiang Hi-Tech Park, Pudong, Shanghai 201203, China
Zhenping WU	Senior Vice President of Pharmaceutical Sciences	American	Building 4, 917 Halei Rd, Zhangjiang Hi-Tech Park, Pudong, Shanghai 201203, China
Mark Kin Hung LEE	Senior Vice President of Corporate Finance and Development	British	Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong

CUSIP No. 44842L103	Schedule 13D	Page 9 of 9 Pages

Hutchison China MediTech Investment Limited

Name	Principal Occupation	Citizenship	Business Address
TO Chi Keung, Simon	Director	British	Level 18, The Metropolis Tower, 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong
Christian Lawrence HOGG	Director	British
Edith SHIH	Director and Company Secretary	British	48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong